RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:05 25 February 2025 RNS Number : 2766Y Unilever PLC 25 February 2025 TRANSACTIONS IN OWN SECURITIES 25 February 2025 Unilever PLC (the "Company") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("th The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 24 February 2025 Number of ordinary shares purchased: 50,000 Highest price paid per share: GBP 44.7900 Lowest price paid per share: GBP 44.2100 Volume weighted average price paid per share: GBP 44.4606 Such purchases form part of the Company's existing share buy-back programme and we pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date. Following the purchase of these shares, Unilever holds 47,701,677 of its ordinary share and has 2,520,846,142 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBP) Aggregated volume LSE 44.4606 50,000 BATS 0.0000 0 Chi-X 0.0000 0 Turquoise 0.0000 0 Aquis 0.0000 0 Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the U Market Abuse Regulation), a full breakdown of the individual trades made by the Broke the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBP) Trading Venue Tim 761 44.30 XLON 09 803 44.29 XLON 09 112 44.28 XLON 09 642 44.28 XLON 09 4 44.34 XLON 09 272 44.34 XLON 09 265 44.33 XLON 09 253 44.35 XLON 09 241 44.38 XLON 09 248 44.34 XLON 09 236 44.34 XLON 09 245 44.33 XLON 09 239 44.34 XLON 09 238 44.35 XLON 09 239 44.36 XLON 09 246 44.34 XLON 09 241 44.31 XLON 09 241 44.33 XLON 09 236 44.33 XLON 10 242 44.36 XLON 10 246 44.37 XLON 10 241 44.38 XLON 10 240 44.37 XLON 10 239 44.35 XLON 10 240 44.39 XLON 10 80 44.41 XLON 10 316 44.35 XLON 10 282 44.32 XLON 10 250 44.31 XLON 10 250 44.31 XLON 10 245 44.27 XLON 10 178 44.26 XLON 10 66 44.26 XLON 10 245 44.25 XLON 10 4 44.21 XLON 10 238 44.21 XLON 10 238 44.24 XLON 11 241 44.23 XLON 11 244 44.23 XLON 11 236 44.25 XLON 11 243 44.26 XLON 11 240 44.25 XLON 11 240 44.24 XLON 11 239 44.23 XLON 11 245 44.22 XLON 11 239 44.26 XLON 11 241 44.29 XLON 11 120 44.29 XLON 11 118 44.29 XLON 11 238 44.31 XLON 11 55 44.32 XLON 11 360 44.29 XLON 11 275 44.25 XLON 12 261 44.26 XLON 12 255 44.28 XLON 12 249 44.27 XLON 12 243 44.29 XLON 12 236 44.32 XLON 12 237 44.32 XLON 12 245 44.34 XLON 12 241 44.32 XLON 12 242 44.31 XLON 12 242 44.34 XLON 12 236 44.34 XLON 12 236 44.35 XLON 12 245 44.34 XLON 12 238 44.35 XLON 13 243 44.38 XLON 13 237 44.37 XLON 13 242 44.37 XLON 13 223 44.36 XLON 13 18 44.36 XLON 13 74 44.37 XLON 13 167 44.37 XLON 13 236 44.34 XLON 13 237 44.35 XLON 13 237 44.35 XLON 13 7 44.35 XLON 13 236 44.34 XLON 13 239 44.35 XLON 13 240 44.35 XLON 13 52 44.36 XLON 13 185 44.36 XLON 13 246 44.36 XLON 13 239 44.36 XLON 13 244 44.36 XLON 13 241 44.31 XLON 13 202 44.31 XLON 14 34 44.31 XLON 14 239 44.32 XLON 14 239 44.29 XLON 14 128 44.29 XLON 14 108 44.29 XLON 14 41 44.24 XLON 14 207 44.24 XLON 14 237 44.25 XLON 14

247	44.25	XLON	1
140	44.25	XLON	1
159	44.27	XLON	1
138	44.27	XLON	1
267	44.29	XLON	1
264	44.31	XLON	1
264	44.31	XLON	1
264	44.31	XLON	1
252	44.34	XLON	1
249	44.38	XLON	1
242	44.34	XLON	1
236	44.33	XLON	1
244	44.34	XLON	1
242	44.33	XLON	1
250	44.32	XLON	1
250	44.31	XLON	1
238	44.33	XLON	1
236	44.36	XLON	1
240	44.35	XLON	1
256	44.37	XLON	1
240	44.41	XLON	1
20	44.41	XLON	1
256	44.43	XLON	1
258	44.42	XLON	1
248	44.38	XLON	1
100	44.38	XLON	1
338	44.38	XLON	1
294	44.42	XLON	1
279	44.43	XLON	1
261	44.44	XLON	1
253	44.46	XLON	1
247	44.46	XLON	1
247	44.47	XLON	1
237	44.47	XLON	1
238	44.47	XLON	1
240	44.47	XLON	1
240	44.47	XLON	1
127	44.49	XLON	1
124	44.49	XLON	1
259	44.53	XLON	1

250	44.55	XLON	1
256	44.54	XLON	1
234	44.57	XLON	1
12	44.57	XLON	1
241	44.60	XLON	1
250	44.56	XLON	1
96	44.52	XLON	1
163	44.52	XLON	1
249	44.53	XLON	1
249	44.48	XLON	1
259	44.46	XLON	1
254	44.46	XLON	1
260	44.45	XLON	1
260	44.47	XLON	1
257	44.51	XLON	1
256	44.52	XLON	1
255	44.53	XLON	1
147	44.53	XLON	1
112	44.53	XLON	1
254	44.57	XLON	1
255	44.56	XLON	1
254	44.56	XLON	1
252	44.57	XLON	1
249	44.56	XLON	1
18	44.60	XLON	1
44	44.60	XLON	1
189	44.60	XLON	1
251	44.61	XLON	1
249	44.62	XLON	1
301	44.61	XLON	1:
338	44.64	XLON	1:
246	44.62	XLON	1:
248	44.61	XLON	1:
246	44.63	XLON	1:
356	44.63	XLON	1:
196	44.64	XLON	1:
181	44.64	XLON	1:
396	44.68	XLON	1:
379	44.71	XLON	1:
273	44.73	XLON	1:

328	44.72	XLON	1:
307	44.70	XLON	1:
395	44.70	XLON	1:
286	44.76	XLON	1(
284	44.75	XLON	1(
132	44.76	XLON	1(
243	44.76	XLON	1(
270	44.77	XLON	1(
266	44.76	XLON	1(
376	44.76	XLON	1(
371	44.75	XLON	1(
373	44.73	XLON	1(
315	44.74	XLON	1(
54	44.74	XLON	1(
374	44.75	XLON	1(
254	44.76	XLON	1(
237	44.77	XLON	1(
236	44.76	XLON	1(
20	44.77	XLON	1(
71	44.78	XLON	1(
180	44.78	XLON	1(
355	44.77	XLON	1(
263	44.75	XLON	1(
263	44.77	XLON	1(
370	44.78	XLON	1(
386	44.77	XLON	1(
270	44.78	XLON	1(
272	44.77	XLON	1(
54	44.75	XLON	1(
301	44.75	XLON	1(
79	44.77	XLON	1(
187	44.77	XLON	1(
271	44.76	XLON	1(
257	44.77	XLON	1(
284	44.77	XLON	1(
279	44.78	XLON	1(
282	44.77	XLON	1(
31	44.79	XLON	1(
5	44.79	XLON	1(
140	44.79	XLON	1(

Media Enquires:
Please contact the Unilever Press Office at: Press-Office.London@Unilever.com

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